SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
NASHUA CORPORATION
(Name of Subject Company (Issuer))
NASHUA CORPORATION (ISSUER)
(Name of Filing Person (Offeror and Issuer))
COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)
Common Stock: 631226107
(CUSIP Number of Class of Securities)
John L. Patenaude
Vice President — Finance, Chief Financial Officer and Treasurer
Nashua Corporation
11 Trafalgar Square
Suite 201
Nashua, New Hampshire 03063
Telephone: (603) 880-2323
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Stephen P. Katz, Esq.
Peckar & Abramson, P.C.
70 Grand Avenue
River Edge, New Jersey 07661
Telephone: (201) 343-3434
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$19,950,000	$612.47

*	Estimated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that an aggregate of 1,900,000 shares of common stock, par value $1.00 per share, are purchased at the tender offer price of $10.50 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet.
Item 2. Subject Company Information.
Item 3. Identity and Background of Filing Person.
Item 4. Terms of the Transaction.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
Item 6. Purposes of the Transaction and Plans or Proposals.
Item 7. Source and Amount of Funds or Other Consideration.
Item 8. Interest in Securities of the Subject Company.
Item 9. Persons/Assets Retained, Employed, Compensated or Used.
Item 10. Financial Statements.
Item 11. Additional Information
Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX
Ex-(a)(1)(A) Offer to Purchase, dated May 29, 2007
Ex-(a)(1)(B) Letter of Transmittal
Ex-(a)(1)(C) Notice of Guaranteed Delivery
Ex-(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 29, 2007
Ex-(a)(1)(E) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 29, 2007
Ex-(a)(1)(F) Letter to Shareholders from the President and Chief Executive Officer, dated May 29, 2007
Ex-(a)(1)(G) Instruction Letter and Trustee Direction Form for Participants in the Nashua Corporation Employees' Savings Plan
Ex-(a)(1)(H) Press Release, dated May 29, 2007
Ex-(a)(1)(I) Summary Advertisement to be Published in The Wall Street Journal

     This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to the tender offer by Nashua Corporation, a Massachusetts corporation (“Nashua” or the “Company”), to purchase for cash up to 1,900,000 shares of its common stock, par value $1.00 per share, at a price per share of $10.50, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated May 29, 2007 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the tender offer. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.
Item 1. Summary Term Sheet.
     The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.
Item 2. Subject Company Information.
(a)	The name of the issuer is Nashua Corporation. The address of Nashua’s principal executive office is 11 Trafalgar Square, Suite 201, Nashua, New Hampshire 03063. Nashua’s telephone number is (603) 880-2323.

(b)	Securities. The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth in Section 8 of the Offer to Purchase (“Price Range of Shares; Dividends; Prior Issuer Purchases”) is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     Nashua is the filing person. Nashua’s business address and business telephone number are set forth in Item 2(a) above. The information set forth in Section 11 of the Offer to

Purchase (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.
     The following persons are the executive officers and/or directors of Nashua:

Name	Position
Thomas G. Brooker	President, Chief Executive Officer, Director

John L. Patenaude	Vice President — Finance, Chief Financial Officer
and Treasurer

Margaret M. Callan	Corporate Controller and Chief Accounting Officer

Thomas M. Kubis	Vice President of Operations

William Todd McKeown	Vice President of Sales and Marketing

Michael D. Travis	Vice President of Marketing

Donald A. Granholm	Vice President — Supply Chain Management

Andrew B. Albert	Non-Executive Chairman of the Board, Director

L. Scott Barnard	Director

Avrum Gray	Director

Michael T. Leatherman	Director

George R. Mrkonic, Jr.	Director

Mark E. Schwarz	Director
     The business address and telephone number of each of the above executive officers and directors is c/o Nashua Corporation, 11 Trafalgar Square, Suite 201, Nashua, New Hampshire 03063, and (603) 880-2323.
Item 4. Terms of the Transaction.
(a)	Material Terms. The following sections of the Offer to Purchase contain information regarding the material terms of the transaction and are incorporated herein by reference:
•	Summary Term Sheet;

•	Introduction;

•	Section 1 (“Terms of the Tender Offer”);

•	Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditional Tender of Shares”);

•	Section 7 (“Conditions of the Tender Offer”);

•	Section 9 (“Source and Amount of Funds”);

•	Section 11 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning Shares”);

•	Section 13 (“Material United States Federal Income Tax Consequences”); and

•	Section 14 (“Extension of the Tender Offer; Termination; Amendment”).
(b)	Purchases. The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
(a)	Purposes. The information set forth in the Summary Term Sheet and Section 2 of the Offer to Purchase (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) is incorporated herein by reference.

(b)	Use of Securities Acquired. The information set forth in Section 2 of the Offer to Purchase (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) is incorporated herein by reference.

(c)	Plans. The information set forth in Section 2 of the Offer to Purchase (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) and in Section 10 of the Offer to Purchase (“Certain Information About Nashua”) is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     The information set forth in Section 9 of the Offer to Purchase (“Source and Amount of Funds”) is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.
     The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.
Item 9. Persons/Assets Retained, Employed, Compensated or Used.
     The information set forth in Section 15 of the Offer to Purchase (“Fees and Expenses”) is incorporated herein by reference.
Item 10. Financial Statements.
     The information set forth in Section 10 of the Offer to Purchase (“Certain Information About Nashua — Certain Financial Information”) is incorporated herein by reference.
Item 11. Additional Information.
(a)	Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Section 10 of the Offer to Purchase (“Certain Information About Nashua”), Section 11 of the Offer to Purchase (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning Shares”) and Section 12 of the Offer to Purchase (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)	Other Material Information. The information set forth in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.
     The Company undertakes to amend and disseminate as necessary a revised Schedule TO to incorporate by reference future periodic reports made by the Company.
Item 12. Exhibits.
(a)(1)(A) Offer to Purchase, dated May 29, 2007

(a)(1)(B) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)

(a)(1)(C) Notice of Guaranteed Delivery

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 29, 2007

(a)(1)(E) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 29, 2007

(a)(1)(F) Letter to Shareholders from the President and Chief Executive Officer, dated May 29, 2007

(a)(1)(G) Instruction Letter and Trustee Direction Form for Participants in the Nashua Corporation Employees’ Savings Plan

(a)(1)(H) Press Release, dated May 29, 2007

(a)(1)(I) Summary Advertisement to be Published in The Wall Street Journal

(a)(2)-(a)(5) Not applicable
(b)	Second Amended and Restated Loan Agreement by and among Nashua, LaSalle Bank National Association and Bank of America[1]

(d)	Not applicable

(g)	Not applicable

(h)	Not applicable
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

[1]	Incorporated by reference to Nashua’s Current Report on Form 8-K, filed with the SEC on May 29, 2007

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NASHUA CORPORATION
By:	/s/ John L. Patenaude
	Name:	John L. Patenaude
	Title:	Vice President — Finance, Chief Financial Officer and Treasurer

Dated: May 29, 2007

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated May 29, 2007

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer
Identification Number on Substitute Form W-9)

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees,
dated May 29, 2007

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and
Other Nominees, dated May 29, 2007

(a)(1)(F)	Letter to Shareholders from the President and Chief Executive Officer, dated May 29, 2007

(a)(1)(G)	Instruction Letter and Trustee Direction Form for Participants in the Nashua
Corporation Employees’ Savings Plan

(a)(1)(H)	Press Release, dated May 29, 2007

(a)(1)(I)	Summary Advertisement to be Published in The Wall Street Journal

(a)(2)-(a)(5)	Not applicable

(b)	Second Amended and Restated Loan Agreement by and among Nashua, LaSalle
Bank National Association and Bank of America[1]

(d)	Not applicable

(g)	Not applicable

(h)	Not applicable

[1]	Incorporated by reference to Nashua’s Current Report on Form 8-K, filed with the SEC on May 29, 2007